245 Summer Street

Fidelity® Investments

Boston, MA 02210

August 15, 2025

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: File Room

RE:

Fidelity Securities Fund (the trust): File Nos. 002-93601 and 811-04118
Fidelity Blue Chip Growth Fund
Fidelity Blue Chip Growth K6 Fund
Fidelity Blue Chip Value Fund
Fidelity Dividend Growth Fund
Fidelity Growth & Income Portfolio
Fidelity Real Estate Income Fund
Fidelity Series Blue Chip Growth Fund
Fidelity Series Real Estate Income Fund
Fidelity Small Cap Growth Fund
Fidelity Small Cap Growth K6 Fund
Fidelity Small Cap Value Fund
CIK: 0000754510
Request for Withdrawal of Amendment to Registration Statement on Form N-1A

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended ("Securities Act"), Fidelity Securities Fund (the trust): File Nos. 002-93601 and 811-04118 (the "Trust") hereby requests the withdrawal of post-effective amendment no. 171 to its registration statement filed under the Securities Act of 1933 and amendment no. 171 to its registration statement filed under the Investment Company Act of 1940, both of which were filed on Form N-1A.

The amendments were duly submitted via EDGAR and accepted by the Securities and Exchange Commission (the "SEC") on 07/18/2025 (Accession No. 000754510-25-000099) and were filed for the purpose of implementing certain disclosure changes in connection with recent amendments to Rule 35d-1 under the Investment Company Act of 1940, as amended for Fidelity Blue Chip Growth Fund, Fidelity Blue Chip Growth K6 Fund, Fidelity Blue Chip Value Fund, Fidelity Dividend Growth Fund, Fidelity Growth & Income Portfolio, Fidelity Real Estate Income Fund, Fidelity Series Blue Chip Growth Fund, Fidelity Series Real Estate Income Fund, Fidelity Small Cap Growth Fund, Fidelity Small Cap Growth K6 Fund, and Fidelity Small Cap Value Fund (the “Funds”).

Very truly yours,

/s/ Nicole Macarchuk

Nicole Macarchuk

Secretary of the Trust